Exhibit 99.4

Hong Kong Exchanges and Clearing Limited, The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) and Hong Kong Securities Clearing Company Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for shares or other securities of NIO Inc. (the “Company”). Prospective investors should read the listing document dated February 28, 2022 (the “Listing Document”) for detailed information about the Company.

Unless otherwise defined in this announcement, capitalized terms in this announcement shall have the same meanings as those defined in the Listing Document.

NIO Inc.

(A company controlled through weighted voting rights and
incorporated in the Cayman Islands with limited liability)

(Stock Code: 9866)

(NYSE Stock Ticker: NIO)

SECONDARY LISTING BY WAY OF INTRODUCTION

ON THE MAIN BOARD OF

THE STOCK EXCHANGE OF HONG KONG LIMITED

Previous trading day trading information in respect of the ADSs on the NYSE

Joint Sponsors

The Company issues this announcement to provide details of the previous trading day trading information in respect of the ADSs on the NYSE.

Prospective investors in the Class A ordinary shares should refer to the Listing Document (including the section headed “Risk Factors” contained in the Listing Document), the formal notice dated February 28, 2022 (the “Formal Notice”), the announcement regarding recent trading information in respect of the ADSs on the NYSE and Designated Dealer’s and Alternate Designated Dealer’s respective designated dealer identity number dated March 7, 2022 (the “March 7 Announcement”), the announcement regarding previous trading day trading information in respect of the ADSs on the NYSE dated March 8, 2022 (the “March 8 Announcement”) and the announcement regarding previous trading day trading information in respect of the ADSs on the NYSE, inventory to be held by Designated Dealer, number of Class A ordinary shares to be transferred to Hong Kong prior to Listing and other clarifications (the “March 9 Announcement”) issued by the Company.

INTRODUCTION

Reference is made to the Listing Document, the Formal Notice, the March 7 Announcement, the March 8 Announcement and the March 9 Announcement issued by the Company.

As at the date of this announcement, there are 1,669,006,134 ordinary shares outstanding, comprising of 1,392,212,202 Class A ordinary shares (excluding 23,279,058 Class A ordinary shares issued and reserved for future issuance upon the exercising or vesting of awards granted under our Stock Incentive Plans), 128,293,932 Class B ordinary shares (all of which shall have been converted to Class A ordinary shares upon Listing pursuant to the conversion notice delivered by the relevant shareholders) and 148,500,000 Class C ordinary shares.

PREVIOUS TRADING DAY TRADING INFORMATION IN RESPECT OF THE ADSS ON THE NYSE

The following table sets out certain trading information in respect of ADSs (each representing one Class A ordinary share) on the NYSE, including the Company’s daily high, low, closing price and trading volume, for March 9, 2022, being the trading day of the NYSE immediately before the date of this announcement:

			ADS Price				Trading	As %
	Day high		Day low		Closing Price		Volume	of total
		Equivalent		Equivalent		Equivalent	(in millions)	issued
Date	USD	to HK$	USD	to HK$	USD	to HK$	(ADSs)	shares
March 9, 2022	20.55	160.57	18.51	144.63	20.17	157.60	84.12	5.04%

Such trading information is provided further to the disclosure in the section headed “Market Arrangements to Facilitate Dealings in Hong Kong” in the Listing Document and is for reference purpose only. The trading price of the Class A ordinary shares on the Hong Kong Stock Exchange following the Listing may not be the same as, and may differ from, that of the ADSs on the NYSE. Prospective investors should refer to the Listing Document (including the section headed “Risk Factors” contained in the Listing Document), the Formal Notice, the March 7 Announcement, the March 8 Announcement and the March 9 Announcement issued by the Company.

Dealings in the Class A ordinary shares on the Hong Kong Stock Exchange are expected to commence at 9:00 a.m. today. The Class A ordinary share will be traded on the Hong Kong Stock Exchange in board lots of 10 shares. The stock code is 9866. As stated in the section headed “Market Arrangements to Facilitate Dealings in Hong Kong” in the Listing Document, the Company will release further announcements on liquidity arrangements regarding the accumulated average daily trading volume of our Class A ordinary shares on the Hong Kong Stock Exchange on a weekly basis during the Bridging Period.

By Order of the Board
NIO Inc.
Bin Li
Founder, Chairman and Chief Executive Officer

Hong Kong, March 10, 2022

As at the date of this announcement, the board of directors of the Company comprises Mr. Bin Li, Mr. Lihong Qin, Mr. James Gordon Mitchell as the directors, and Mr. Hai Wu, Mr. Denny Ting Bun Lee and Ms. Yu Long as the independent directors.

For the purpose of illustration only, USD is translated into HK$ at the rate of USD1.00 = HK$7.8137. No representation is made that any amount in USD or RMB has been or could be converted at the above rate or at any rates or at all.

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